SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File No. 0-53646

Eugenic Corp.

(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Material Change Report of Registrant as filed on SEDAR on October 22, 2009.

2. Press Release of Registrant dated October 22, 2009 as filed on SEDAR on October 22, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 22, 2009	EUGENIC CORP.NC.

	By:	/s/ Sandra Hall
Name: Sandra Hall
Title: President

ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eugenic Corp. (the “Company”)
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

October 22, 2009

Item 3.	Press Release

Press release issued by the Company on October 22, 2009 and was disseminated to North America using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company’s common shares commenced trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the ticker symbol “EGNKF”.

Full Description of Material Change

The Company’s common shares were clearing for trading by the Financial Industry Regulatory Authority and on October 22, 2009, the Company’s common shares commenced trading on the Over-the- Counter Bulletin Board (“OTCBB”) under the ticker symbol “EGNKF”.

Item 5.	Reliance on sub-section 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 6.	Omitted Information

No information has been omitted from this material change report.

Item 7.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Sandra Hall, President
Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 8.	Date of Report

October 22, 2009.

ITEM 2
FOR IMMEDIATE RELEASE

EUGENIC CORP.

Toronto – October 22, 2009 – Eugenic Corp. (“Eugenic” or the “Company”) is pleased to announce that its common shares have been cleared for trading today on the Over-the- Counter Bulletin Board (“OTCBB”) under the ticker symbol “EGNKF”.

There are approximately 24.2 million shares issued and outstanding in the capital of the Company.

About Eugenic Corp.
Eugenic Corp. is a junior resource company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada. Eugenic has an interest in a natural gas unit operated by BP Canada Energy.

For further information, please contact:

Sandra Hall
President
Eugenic Corp.
Telephone: (416) 364-4039
Suite 1505, 1 King Street West, Toronto, Ontario, M5H 1A1, Telephone: 416 364-4039, Facsimile: 416 364-8244

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, statements regarding impact from the shut-in of facilities, the applicability of royalty reductions, and impact on future funds flow.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.